Laureate Resources & Steel Industries Inc.
245 Park Avenue, 24th Floor
New York, NY 10167

Via Edgar Private Correspondence Filing

June 2, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Laureate Resources & Steel Industries Inc. (formerly known as Kingston Mines Ltd.)
Schedule 14C
Filed April 18, 2008
File No. 0-52781
Letter from U.S. Securities and Exchange Commission dated May 9, 2008

Dear Ms. Moncada-Terry:

Thank you very much for speaking with our counsel on Friday, May 30, 2008 regarding Laureate Resources & Steel Industries Inc., formerly known as Kingston Mines Ltd. (the “Company”). Further to your discussions with our counsel, the purpose of this letter is to respond to the written correspondence from the Commission dated May 9, 2008.

First, we wish to apologize for the delay in answering the Commission’s correspondence. We have taken steps to rectify any future delivery problems. The Company changed its address and phone number between the filings of the Preliminary Information Statement, filed April 18, 2008, and the Definitive Schedule 14C, filed on April 29, 2008. The Company’s address and phone number have been properly updated on the Commission website. For convenience, we have also noted the address and phone number of our counsel below and we would appreciate the Commission copying our counsel on all correspondance with the Company regarding this matter.

In response to the inquiry contained in the Commission’s correspondence, we have received verbal confirmation from our transfer agent that the Company’s Definitive Schedule 14C, filed with the Commission on April 29, 2008, was mailed to the Company’s stockholders on that date.

By way of briefly revisiting some relevant background, on February 6, 2008 there was a change in control of the Company, as reported and filed with the Commission in a Current Report on Form 8-K dated February 11, 2008. In connection with the Change in Control, the Company decided to pursue a new business model. The Company has been working with consultants and meeting with prospective business partners and prospective senior management, as well as outlining in further detail the plans and course of operations for the new business. The Company made a determination that the corporate name change would assist the Company in its discussions with prospective business partners as well as with persons being interviewed for possible employment as officers and employees.

U.S. Securities & Exchange Commission	Laureate Resources & Steel Industries Inc.
Correspondence: Division of Corporation Finance	June 2, 2008

The plans for the new business are only in an outline stage and it has been the determination of the Company, upon advice of counsel, not to publicly disclose the new business plans before there is sufficient material information which can be described to the public in reasonable detail.

As noted in your conversation with our counsel, the securities of the Company do not trade in the public markets and to our knowledge no off-market trading is occurring. For this reason, upon the advice of our counsel, we believe that our decision not to prematurely disclose the new business model plans is also a reasonable course of action.

In respect of indicating to the Commission the generality of the Company’s plans, the Company intends to engage in the following three areas of activities:

(1)
The Company intends to engage in niche specialty global steel production, financing, trading, procurement and supply chain services to customers through a network of facilities serving high demand markets worldwide, with a particular emphasis on steel tubes (seamless and seamed) and pipes. The Company intends to enter into joint ventures and strategic alliances with low cost steel producers, engage in value-added heat-treatment and proprietary finishing to capture value on resale and to supply oil and gas exploration and production companies with consumable new and replacement drilling and completion tools used during well development and production.

(2)	The Company is assessing the acquisition of iron ore assets.

(3)	The Company is assessing engaging in projects involving liquefied natural gas (LNG).

The detailed business plans for Company engagement in the foregoing activities are being formulated in detail which the Company expects to be ready to release during the third quarter 2008. Since the Company is still drafting the details of the plans and assessing the viability of various components of the plans, the Company may change some aspects of its plans prior to making the public announcements.

The Company has recently announced appointments to the Board of Directors of persons who have significant international steel and business experience, who have been properly disclosed to the public. For convenience we briefly summarize those appointments and disclosures below.

As reported on Form 8-K, on May 10, 2008 the Company announced the appointment of Mr. Luigi Pugni who has served as a consultant in Italy’s iron and steel industries since 2007. From January of 2005 until December of 2006, Mr. Pugni served as CEO and director of Tubisid SpA. From January of 2001 until December 2004, Mr. Pugni was employed by Tenaris S.A., one of the largest steel companies in the world, first serving as Commercial Director, from January of 2001 until August of 2003, with responsibility for the European market for industrial tubular products, and then serving as an independent consultant from September of 2003 until December 2004. From 1970 to 2000, Mr. Pugni held various positions with Dalmine SpA (now Tenaris Group).

U.S. Securities & Exchange Commission	Laureate Resources & Steel Industries Inc.
Correspondence: Division of Corporation Finance	June 2, 2008

As reported on Form 8-K, on May 5, 2008, the Board of Directors of the Company appointed Federico Mazzolari to serve as an independent director of the Company. Mr. Mazzolari is a marketing consultant defining strategies for Finarvedi, the holding company of the Arvedi Group. Arvedi produces about 1.5 million tons of steel each year and had a consolidated turnover in 2005 of almost 1 billion Euros, employing over 1600 people. Mr. Mazzolari joined the Arvedi Group in 1975, and since that time has held various positions there in the technical, production and marketing areas, including serving as Managing Director and board member for various companies in the Arvedi Group. While working in the Arvedi Group, Mr. Mazzolari has been involved in the decision making process related to the choice of plants and the development of the range of tubular products towards API, thermal and mechanical applications with particular attention to the automotive industry (both for hot rolled and cold drawn tubes). He was also involved in the development of the product range of the first Arvedi steelworks and more recently in the development of the production of hot rolled steel coils at the new Arvedi steel works in Cremona. Mr. Mazzolari is a member of the board of UNSIDER (Italian standards unification board for the steel sector) and Promozione Acciaio (a steel promotion board) and IGQ (the Italian Quality Assurance institute). He graduated from Milan Polytechnic with a degree in Mechanical Engineering in 1969.

As reported on Form 8-K, on April 9, 2008, Company appointed Dr. Augustine Fou to serve as an independent director of the Company. Dr. Fou earned his doctorate at the Massachusetts Institute of Technology Department of Materials Science and Engineering, with a minor in the Management of Technology from MIT's Sloan School of Management. Dr. Fou earned his BS summa cum laude in Chemistry from the University of Dallas. Dr. Fou has served as a consultant with McKinsey & Company. In 1996 Dr. Fou founded go-Digital Internet Consulting Group, Inc. serving clients such as IBM, Victoria's Secret Catalogue, the Federal Reserve Bank of New York, the Norwegian Trade Council, the Ministry of Finance of the Government of Macao, the Canadian Consulate General, and Gouvernement du Quebec. Dr. Fou then founded Marketing Science Consulting Group, Inc. as a marketing service and consumer insights firm serving clients as Pepsi, Dr Pepper / Seven Up, Frito Lay, Conde' Nast / SELF Magazine, Liz Claiborne / Lucky Brand Dungarees, and Revlon.

The new Directors, together with the Company’s officers and consultants, are working on completing the new business plan as soon as reasonably possible. As soon as the new business plan is completed, the Company will comply with all applicable laws, rules and regulations to comprehensively disclose such information to the public on the proper form.

U.S. Securities & Exchange Commission	Laureate Resources & Steel Industries Inc.
Correspondence: Division of Corporation Finance	June 2, 2008

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein. Thank you very much.

Sincerely yours,

/s/ Gerald Sullivan
Gerald Sullivan
Interim President and CFO

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP
100 Wall Street - 21st Floor, New York, NY 10005
Direct Dial: (212) 509-4723
Fax: (610) 819-9104